Exhibit 27

News Release

May 13, 2009

The Cash Store Financial Services Inc. settles British Columbia class action lawsuit

Edmonton May 13th, 2009 / CNW — The Cash Store Financial Services Inc. (“Cash Store Financial”)(TSX:CSF), formerly Rentcash Inc., announced today that it has settled two class action lawsuits commenced in British Columbia in 2005 and 2008 concerning brokerage fees and interest charged to customers of The Cash Store and Instaloans (the “BC Settlement”) . The BC Settlement is conditional on receiving court approval, and follows a broader settlement already reached and approved in Ontario (the “Ontario Settlement”). Cash Store Financial has one remaining class action lawsuit outstanding which applies to customers who obtained loans in the Province of Alberta only.

This settlement is restricted to customers who either obtained their loans in British Columbia, or alternatively, resided in British Columbia at certain specific time periods, and repaid their loan and broker fees in full within prescribed timelines (the “Class”). Some members of the Class may be eligible to participate in both the BC Settlement and the Ontario Settlement, in which case they will have to choose under which settlement to make a claim. Making a claim in one settlement renders the customer ineligible to participate in the other settlement.

In accordance with the BC Settlement, Cash Store Financial will establish a settlement fund consisting of a cash and vouchers fund in an amount equal to 20% of the total broker fees paid by the settlement class members up to the court approval date. If the BC Settlement is approved, a final determination of the total broker fees paid will be calculated. However, the maximum amount of the settlement fund is not expected to exceed $14 million.

The settlement fund will be used to make payments to the Class using a mix of cash and vouchers. The actual payments made to the Class from the settlement fund will depend on the number of class members who actually file a claim, that is, the “take-up” rate.

The vouchers are non-transferable and may be used to pay either future or existing service fees on payday loans brokered by The Cash Store or Instaloans, or can be redeemed for cash only during the six month period which begins three years after the vouchers are issued.  Legal fees and related costs will also be paid from the settlement fund.

The BC Settlement does not constitute an admission of liability by Cash Store Financial, The Cash Store or Instaloans and contains a full and final release of all claims that have or could have been brought under the two actions unless class members have specifically opted out of the settlement. Cash Store Financial, The Cash Store and Instaloans maintain that they operate in compliance with all applicable federal and provincial laws.

About The Cash Store Financial Services Inc. (formerly Rentcash Inc.)

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial operates more than 420 branches across Canada under two banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card, The Freedom Card, and other ancillary products.

Cash Store Financial employs more than 1,600 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial (780) 408-5118

or

Michael J.L. Thompson, Senior Vice President and Corporate Secretary, Cash Store Financial (780) 408-5595, cell: (780) 934-4729

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 28, 2008 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.